UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Samsara Luggage, Inc.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

174736N105

(CUSIP Number)

June 8, 2021

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II PN, Ltd.
(98-0615462)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%*

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments II (U.S.), LP
42-1766918

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YAII GP, LP
80-0827189

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YAII GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP
90-0860458

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global II, LLC
81-4918579

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mark Angelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One EQ, Ltd.
98-1313180

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Blocker EQ, Ltd.
(98-1312787)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Growth and Opportunity Fund Offshore, LP
(98-1312519)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): PN

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One GP, LP
(81-3014898)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One GP, LLC
(81-3005935)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

CUSIP No. 74736N105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

SC-Sigma Global Partners, LP
84-5173620

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	145,510*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	145,510*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,510*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

Item 1.

(a) Name of Issuer:            Samsara Luggage, Inc.

(b) Address of Issuer’s Principal Executive Offices

One University Plaza, Suite 505,

Hackensack, NJ 07601

Item 2.	Identity and Background.
(a)	Name of Person Filing: YA II PN, Ltd.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Common Shares, par value $0.001 per share

CUSIP Number: 79589J200

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	[ ]	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 145,510

(b)	Percentage of Class: 9.99%*

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 145,510*
(iii)	Sole power to dispose or to direct the disposition: 0
(iv)	Shared power to dispose or to direct the disposition: 145,510*

* Calculations are based on the deemed beneficial ownership of 145,510 shares of Common Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of the issuer’s outstanding Common Stock of 1,456,557 shares (which number is based on the issuer’s outstanding shares of 1,346,606 as of June 10, 2021, plus the deemed beneficial ownership of 109,951 shares).

In addition, beneficial ownership is based on ownership limitations of 9.99% as set forth in the instruments held by the beneficial owner. As of June 10, 2021, the beneficial owner held 35,559 shares of Common Stock. The difference between deemed beneficial ownership of 109,951 shares and the actual number of shares of 35,559 shares held as of June 10, 2021 is the number of shares in which the beneficial owner could acquire within 60 days of the date of this filing to bring its beneficial ownership up to the ownership limitation of 9.99%.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the

following [    ].

Item 6.	Ownership of more than five percent on Behalf of Another Person.

The reporting persons directly or indirectly own an aggregate of 145,510* shares, or 9.99%, of Common Stock of the issuer as of June 9, 2021 (which amount includes 109,951 shares into which the Convertible Debentures (“CDs”) would have been converted on June 9, 2021 if that were the conversion date). YA II and the other reporting persons share the power to vote and dispose of any such Common Stock.

Direct beneficial ownership of such Common Stock by the reporting persons is as follows (and therefore excludes any Common Stock indirectly held by such person or any securities, such as warrants, which may be exercised or converted into Common Stock of the issuer):

•	YA II PN, Ltd. – 26,748

•	YA Global Investments II (U.S.), LP -- 0

•	Yorkville Advisors Global, LP – 0

•	Yorkville Advisors Global II, LLC – 0

•	YAII GP, LP – 0

•	YAII GP II, LLC – 0

•	D-Beta One EQ, Ltd. – 4,951

•	D-Beta One Blocker EQ, Ltd. – 0

•	D-Beta One Growth & Opportunity Fund Offshore, LP – 0

•	D-Beta One GP, LP – 0

•	D-Beta One GP, LLC -- 0

•	Mark Angelo – 0

•	SC-Sigma Global Partners, LP – 3,860

In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of additional Common Stock that may be acquired by each such reporting person within 60 days of the date of this filing.

Such Common Stock may be acquired by the reporting persons upon the conversion or exercise of the following:

•	two Convertible Debentures (the “CDs”) with an aggregate outstanding principal balance of $650,000 as of the date of this filing; and

•	warrants (the “Warrants”) for the purchase of an aggregate of 26,553 shares of the Common Stock, subject to adjustment for certain events such as stock splits, stock dividends and the like.

The conversion of the CDs is subject to an ownership cap that limits the amount of Common Stock that may be issued upon conversion of the CDs to a total of 4.99% of the issuer’s outstanding Common Stock for $150,000 of the CDs and 9.99% for $500,000 of the CDs. The exercise of the Warrants is subject to an ownership cap that limits the amount of Common Stock that may be issued upon exercise of the Warrants to a total of 4.99% of the issuer’s outstanding Common Stock. Accordingly, based on the Company’s reported outstanding shares of 1,346,606 as of June 10, 2021, the direct and indirect beneficial ownership of the Company’s Common Stock by all reporting persons is limited to an aggregate of 145,510 shares. In calculating the number of shares of Common Stock that may be subject to the ownership cap, the number of shares of Common Stock beneficially owned by the holder of the CDs and Warrants and all of their affiliates are taken into consideration. Solely for purposes of this filing, all of the reporting persons are deemed to be affiliated parties and, therefore, any shares of Common Stock beneficially owned by one reporting person are deemed to be held by all other reporting persons.

Below is a description of the relationship among the reporting persons:

YA II PN, Ltd. (“YA II”) is beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YAII GP, LP (the “YA GP”) is the general partner to the YA Feeder. YAII GP II, LLC (the “Yorkville GP”) is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

D-Beta One EQ, Ltd. (“D-Beta”) is beneficially owned by D-Beta One Blocker EQ, Ltd. (“Blocker”), which is beneficially owned by D-Beta One Growth and Opportunity Fund Offshore, LP (the “Opportunity Fund”). D-Beta One GP, LP (D-Beta GP”) is the general partner to the Opportunity Fund. D-Beta One GP, LLC (“D-B GP”) is the general partner to the D-Beta GP. YA Advisor is the investment manager to D-Beta. Mark Angelo makes the investment decisions on behalf of D-Beta. Accordingly, each of D-Beta, the Blocker, the Opportunity Fund, the D-Beta GP, the D-B GP, YA Advisor, and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

SC-Sigma Global Partners, LP (“SC-Sigma”) is beneficially owned by the D-Beta GP. The D-B GP is the general partner of the D-Beta GP. The YA Advisor is the investment manager to SC-Sigma. Accordingly, SC-Sigma, the D-Beta GP, the D-B GP, the YA Advisor, and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person. YA II, D-Beta and SC-Sigma may be deemed affiliates through having a common investment manager, through D-Beta and SC-Sigma having common ownership, and through having common ownership of the three private funds’ general partners (the YA Advisor GP, the YA GP, the Yorkville GP, the D-Beta GP and the D-B GP).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

Yorkville Advisors Global, LP

By:	Yorkville Advisors Global, LLC
Its:	General Partner

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

YAII GP, LP

By:	Yorkville Advisors GP, LLC
Its:	General Partner

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

Yorkville Advisors GP, LLC

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

YA II GP II, LLC

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

D-Beta One EQ, Ltd.

By:	Delta Beta Advisors, LLC
Its:	Investment Manager

By:
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

D-Beta One Blocker EQ, Ltd.

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

D-Beta One Growth and Opportunity Fund Offshore, LP

By:	D-Beta One GP, LP
Its:	General Partner [

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

D-Beta One GP, LP

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

	/s/ Mark Angelo	Date: June 15, 2021
Mark Angelo

SC-Sigma Global Partners, LP

By:	/s/ Mark Egert
	Mark A. Egert	Date: June 15, 2021
Chief Compliance Officer

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the equity securities of Q Biomed, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein but shall not be responsible for the completeness and accuracy of the information concerning the others. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: June 10, 2021

YA II PN, Ltd.

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC

Its: General Partner

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

YAII GP, LP

By: Yorkville Advisors GP, LLC

Its: General Partner

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

Yorkville Advisors GP, LLC

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

YA II GP II, LLC

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

D-Beta One EQ, Ltd.

By: Delta Beta Advisors, LLC

Its: Investment Manager

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

D-Beta One Blocker EQ, Ltd.

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

D-Beta One Growth and Opportunity Fund Offshore, LP

By: D-Beta One GP, LP

Its: General Partner

By: D-Beta One GP, LLC

Its: General Partner

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

D-Beta One GP, LP

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer

/s/ Mark Angelo	Date:	June 15, 2021
Mark Angelo

SC-Sigma Global Partners, LP

By:	/s/ Mark Egert
	Mark A. Egert	Date:	June 15, 2021
Chief Compliance Officer